Pursuant to Rule 425 under the  Securities
                                      Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

FOR IMMEDIATE RELEASE
Full text available on PR Newswire

FOR FURTHER INFORMATION CONTACT:
John G. Martines, President and CEO
Phone:  (570) 343-8200


                   LA BANK TO ACQUIRE SOVEREIGN BANK BRANCHES

         Scranton, PA --May 10, 2000 - LA Bank, N.A. of Scranton announced it has reached a definitive agreement with Sovereign Bank for LA Bank to acquire six Sovereign offices located in Susquehanna County with a total of approximately $90 million in deposits and $50 million in loans.

         LA Bank is a subsidiary bank of NBT Bancorp Inc., a $2.0 billion bank holding company headquartered in Norwich, NY.

         Financial terms of the agreement were not disclosed.

         The transaction is subject to the approval of regulatory authorities and is expected to be completed in the fourth quarter of 2000.

         John G. Martines, President and Chief Executive Officer, said, "We are particularly excited about the purchase of these offices. For some time now we have been exploring the possibilities of providing banking services to individuals and businesses in these Susquehanna County communities and now we'll be able to expand our customer base."

         "LA Bank has the resources and commitment to provide a continuity of high quality service to the customers of these offices, and we will work together to ensure a smooth and seamless integration," stated Jay S. Sidhu, Sovereign's President and Chief Executive Officer. "This sale allows us to direct our resources and refine the markets in which we invest our capital."

         LA Bank, N.A., currently operates 22 banking facilities in Lackawanna, Luzerne, Monroe, Pike and Wayne Counties.

         Additional information on LA Bank, N.A. is available on the Internet at www.labank.com.

         This press release may be deemed to be solicitation material in respect of the proposed acquisition of Pioneer American Holding Company Corp. ("Pioneer American") by NBT Bancorp Inc. ("NBT") through the merger of a wholly-owned subsidiary of NBT with Pioneer American, pursuant to an Agreement and Plan of Merger, dated as of December 7, 1999 and amended as of March 7, 2000, by and among NBT, a wholly-owned subsidiary of NBT, and Pioneer American (the "Agreement"). Filing of this press release is being made in connection with Regulation of Takeovers and Security Holder Communications (Release No. 33-7760, 34-42055) promulgated by the Securities and Exchange Commission ("SEC").

         NBT and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Agreement. These directors and executive officers include the following: Daryl R. Forsythe, Michael J. Chewens, Martin A. Dietrich, Joe C. Minor, John D. Roberts, Everett A. Gilmour, J. Peter Chaplin, Peter B. Gregory, William C. Gumble, Bruce D. Howe, Andrew S. Kowalczyk, Jr., Dan B. Marshman, John G. Martines, John C. Mitchell, William L. Owens and Paul O. Stillman. As of March 31, 2000, these directors and executive officers beneficially owned in the aggregate 1,417,878 shares, or approximately 7.83%, of NBT's outstanding common stock.

         In connection with the proposed merger, NBT has filed a registration statement on SEC Form S-4 with the SEC, File No. 333-30988, which the SEC declared effective on April 3, 2000. NBT and Pioneer American have prepared and mailed to their respective stockholders a joint proxy statement/prospectus, dated April 3, 2000 (the "Proxy Statement/Prospectus"). NBT and Pioneer American will prepare and file with the SEC a post-effective amendment to the aforementioned S-4 registration statement, which will include a supplement (the "Supplement") to the Proxy Statement/Prospectus. Stockholders of NBT are encouraged to read the post-effective amendment and the Supplement because these documents will contain important information about the merger. After the post-effective amendment is filed with the SEC, it will be available for free, both on the SEC's web site (www.sec.gov) and from NBT's corporate secretary. The Form S-4 registration statement and the Proxy Statement/Prospectus can also be obtained at no cost in the same manner.



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